UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM SD
SPECIALIZED DISCLOSURE REPORT
L3HARRIS TECHNOLOGIES, INC.

(Exact name of the registrant as specified in its charter)
Delaware     1-3863

(State or other jurisdiction of incorporation) (Commission File Number)

1025 West NASA Boulevard, Melbourne, Florida 32919

(Address of principal executive offices)     (Zip code)

Scott T. Mikuen, (321) 727-9100
Senior Vice President, General Counsel and Secretary

(Name and telephone number, including area code, of the
person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed:
☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2022
☐ Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended

Section 1 - Conflict Minerals Disclosure
Item 1.01 Conflict Minerals Disclosure and Report
Conflict Minerals Disclosure
This Form SD – Specialized Disclosure Report for L3Harris Technologies, Inc. (“L3Harris” or “we,” or “our”) for the reporting period from January 1, 2023 to December 31, 2023 is filed pursuant to Rule 13p-1 promulgated under the Securities Exchange Act of 1934, as amended.
Copies of our 2023 Form SD Filing and Conflict Minerals Report are publicly available on our Internet website at the following link: https://www.L3Harris.com/company/environmental-social-and-governance. The content of any website referred to in this Form SD is included for general information only and is not incorporated by reference into this Form SD.
Item 1.02 Exhibit
As specified in Section 3, Item 3.01 of this Form SD, our Conflict Minerals Report required by Item 1.01 is filed as Exhibit 1.01 to this Form SD.
Section 3 – Exhibits
Item    3.01 Exhibits
The following exhibit is filed herewith:
Exhibit 1.01 – Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form SD.

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

L3HARRIS TECHNOLOGIES, INC.
By:	/s/ Scott T. Mikuen
	Name:	Scott T. Mikuen
	Title:	Senior Vice President, General Counsel and Secretary

Date: May 28, 2024
3